Mail Stop 03-05

      December 10, 2004


Via U.S. Mail

Robert E. Sigler
Chief Financial Officer
Universal Truckload Services, Inc.
11355 Stephens Road
Warren, MI  48089

Re: 	Universal Truckload Services, Inc.
	Registration Statement on Form S-1, filed on November 15,
2004
	File No. 333-120510

Dear Mr. Sigler,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In an appropriately captioned section, please expand your disclosure to describe the business purpose of the proposed spin-off.


2. Throughout the document, please clarify whether the common stock that will be distributed from CenTra to Mr. Moroun and the trust will be restricted securities within the meaning of Rule 144.
3. Please provide us with a detailed supplemental analysis in order to confirm that you are not required to register the spin-off of CenTra`s shares, under the guidance set forth in Staff Legal Bulletin
No. 4 (September 16, 1997), available in the Division of
Corporation
Finance section of our website, www.sec.gov.
4. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.

Outside Front Cover Page of Prospectus
5. Please confirm that you will include an estimate of the range of the maximum offering price and the maximum number of shares to be sold in any preliminary prospectus you circulate. See Instruction
1.
(A) to Item 501(b)(3).

Inside Front Cover Page of Prospectus
6. Provide us with the artwork you intend to include as soon as possible so that we may have time to review it. Also, please note that the inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations.

Prospectus Summary, page 1
Non-Asset Based Strategy, page 1
7. Supplementally provide us with the basis for your belief that your
"low fixed costs and capital expenditure requirements produce higher returns on assets than many of our asset-based competitors."

Growth Strategy, page 2
8. Please define "intermodal support services."


Corporate Information, page 3
9. It appears that the website address you disclose in the filing (www.goutsi.com) is not working. Please advise.
10. Please consider discussing the spin-off transaction under a separately captioned section within the prospectus summary.
11. We note your disclosure that CenTra is owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun; however, elsewhere in the document, you disclose that CenTra is owned by Matthew T. Moroun, Manuel Moroun and members of their family. These statements appear to be inconsistent. Please clarify and revise as necessary.
12. Please consider including a chart, or other explanatory tool, to depict your corporate structure, before and after the IPO, and with reference to the parent company, so that investors can better understand the company in which they are making an investment.

Summary Historical and Pro Forma Financial and Operating Data, page 5
Balance Sheet Data, page 7
13. Please revise your presentation of Balance Sheet Data within your
Summary Historical and Pro Forma Financial and Operating Data to be in a position of greater prominence than your Other Financial Data and unaudited Operating Data. Refer to the presentation requirements set forth in FR 65. This comment applies to your Selected Historical
Financial and Operating Data as well.

EBITDA, page 7
14. Please revise your footnote (3) on the presentation of EBITDA to include the primary purpose for which management uses this non-GAAP measure. If management uses EBITDA primarily as a liquidity measure, please remove the reconciliation to Net Income and provide a reconciliation to Operating Cash Flows as this would be the most comparable measure. Refer to the guidance in FR-65. Your disclosure under Selected Historical Financial and Operating Data on page 33 should be similarly revised.

Risk Factors, page 9
We heavily rely upon our agents to develop customer relationships..., page 9
15. Please expand your disclosure to discuss the risks associated with relying on verbal agreements as part of your operations, if material. For example: the risk of error in recording financial results; misunderstanding of contract obligations or rights; or in the case of dispute, the inability to verify contract terms.

Our business may be harmed by terrorist attacks..., page 13
16. Please be more specific, if feasible, in describing how your business has been affected by increased security following the September 11, 2001 terrorist attacks. For example, we note from news reports that security measures at the Ambassador Bridge between Michigan and the Ontario province of Canada increased after the terrorist attacks, and since you do business in those regions, consider disclosing this information, or other information, as to what costs you or your owner-operators have been forced to bear relating to increased security measures following the September 11th terrorist attacks.

Dividend Policy, page 21
17. Supplementally tell us, with a view towards disclosure, why you will declare a cash dividend of $47.5 million to CenTra (which is much higher than any previous dividend you have declared since
2002),
and for what purpose the four previous dividends were declared in 2002 and 2004.

Dilution, page 23
18. Refer to your historical balance sheet on page F-20. Your net book value is stated at approximately $36.3 million as of July 3, 2004. We would expect your net tangible book value to be lower than your net book value because you have intangible assets recorded as of that date. Please revise or advise.

Unaudited Pro Forma Financial Information, page 24
19. We note your disclosure that the purchase price allocation for AFA has not yet been finalized. Please supplementally explain to us the contingencies that exist barring completion of such allocation within 3 months of the acquisition date.

Unaudited Pro Forma Combined Statement of Income, page 25
20. Please revise your footnoted explanations to incorporate the following comments. Explanations on page 27 should be similarly revised.
a. Footnote (a) Please tell us whether the new consulting arrangement with Mr. Fonzi was entered into as part of the acquisition agreement.
If so, please revise this explanation to include the material terms of the consulting arrangement. If the consulting agreement was reached in conjunction with, but not as part of the acquisition, please delete this adjustment as it would not be considered directly attributable to the transaction.
b. Footnote (b) Please revise this explanation to include the component parts of this adjustment. Specifically, include the total change in expense for each asset category as well as the asset values and useful lives used in computing the change in depreciation and amortization.
c. Footnote (c) Please revise this explanation to include the material terms of the additional indebtedness, including the amount of additional indebtedness incurred, interest rate, and term.
d. Footnote (e) Please revise your calculation of average common shares outstanding to be used in the calculation of pro forma EPS to include only those shares issued whose proceeds will be used in the payment of the $47.5 million dividend and the debt repayment. Please note that shares issued for proceeds that will be used for general corporate purposes should not be reflected in pro forma EPS calculations.
e. Footnote (f) Please revise this explanation to include the material terms of the outstanding debt to be repaid as well as the amount of the change in each expense cited. For example, you should state the amount of the reduction in interest expense, the interest rate on the repaid debt, and the amount of debt repaid so that the investor can recalculate your adjustment.
f. Footnote (f) Please remove from this adjustment the effects of the investment of proceeds from shares issued for general corporate purposes.

Unaudited Pro Forma Balance Sheet, page 29
21. Please revise your footnoted explanations to incorporate the following comments:
a. Footnote (b) Please revise this explanation to fully and completely explain the terms of the additional indebtedness incurred to finance the AFA acquisition.
b. Footnote (f) Please revise this explanation to fully and completely explain the terms of the indebtedness repaid.


Selected Historical Financial and Operating Data, page 31
22. Refer to the table on page 33. It appears that pro forma earnings per share should be presented for the most recent fiscal year and interim period only in accordance with SAB Topic I-B-3. In this regard, pro forma and historical earnings per share appear to be exactly the same for each of the other fiscal periods presented. It is unclear why both presentations would be either necessary or appropriate. Please revise or advise. This comment applies to the table on page 7 as well.
23. Pro forma earnings per share figures should give effect only to the number of shares that will be used to pay the dividend.
Please
delete the line item captioned "Shares to be sold in the offering."
This comment applies to the table on page 7 as well.

Management`s Discussion and Analysis, page 35

Results of Operations, page 38
2003 Compared to 2002, page 39
24. We note that you have cited as the primary reason for the increase in Selling, General, and Administrative expenses the increase in bad debt expense and, from your Consolidated Statements of Cash Flows and Note 5, it appears bad debt expense increased significantly ($1.6 million) from 2002 to 2003. We also note that you recorded a net recovery in 2002. Supplementally explain to us and expand your disclosure to indicate the reason for the increase in the provision for customer bad debt allowance as well as the facts and circumstances surrounding the net recovery in 2002.

Liquidity and Capital Resources, page 43
25. Please refer to the first sentence of the second paragraph and revise to briefly explain how your operating strategy limits your capital expenditure requirements when compared to most large trucking companies.
26. We note from your disclosure in your Liquidity and Capital Resources section and the notes to your financial statements, that your revolving secured line of credit, which you cite as a primary source of liquidity, contains several covenants. We also note that, on a consolidated basis, you have several other smaller loans that also contain restrictive covenants. We assume that no defaults or breaches of covenants have occurred. If our assumption is not correct, additional disclosures may be required under Rule 4-08(c) of
Regulation S-X.


Contractual Cash Requirements and Commitments, page 46
27. We note from your disclosure on page 46 that the amounts owed to
Stony`s Trucking are currently in dispute, and you have not paid any amounts you may have incurred since the inception date of February 1,
2004. Please revise your disclose to indicate either the amount currently owed under the original contract or that you believe these amounts are not material to your consolidated financial statements.

Growth Strategy, page 52
28. Please define "drayage services" on page 53, in the bullet point discussion regarding the expansion of your intermodal support services.

Our Operations, page 53
29. We note that your services are grouped into three broad business categories. Please balance your discussion of financial results by also discussing expense results for each category, if that information is available.

Management, page 59
30. Please revise this section to disclose the relevant dates of business experience during the past five years for Joseph J.
Casaroll
and Angelo A. Fonzi.  Refer to Item 401(e)(1) of Regulation S-K.

Related Party Transactions, page 66
Agreements with CenTra and its Affiliates..., page 67
31. We note from your disclosure in this section that the amounts paid to CenTra in recent years for administrative functions they perform for you and for rent have decreased significantly. We also note that, in other sections in your filing, these decreases are explained by service level reductions or decreases in the number of properties rented. Please revise your disclosure both here and within MD&A to clarify the reasons for and amounts of these decreases.

Past Loans to CenTra, page 68
32. Please distinguish between the loans you made to CenTra as part of your stated dividend policy, and the loans you made to CenTra that were not dividends. For example, we note that the loan amounts in this section do not correspond to the dividend payments you made to
CenTra as reflected in the dividend policy section on page 21. Please advise and revise as appropriate to reconcile what appears to be contradictory information.
33. We note your reference to the dividend policy that was in effect prior to this offering. Please consider disclosing the existence of this policy earlier in the document; for example, where you first discuss the $47.5 million dividend you intend to pay to CenTra using the proceeds from this offering, both in the summary and use of proceeds sections, or in the dividend policy section on page 21. Is the $47.5 million dividend for a similar purpose as prior dividends
(payment of excess cash in the form of loans), or is it for a different purpose? Please advise and revise your disclosure, as appropriate, to clarify these issues.

Principal Shareholders, page 69
34. Please confirm that there are no arrangements that may result in a change of control that you would be required to disclose under Item
403(c) of Regulation S-K, or revise to disclose that information.

Description of Capital Stock, page 70
35. Please revise to disclose the present number of holders of your common stock, and the effect of the transaction on those stockholders, if applicable. Refer to Item 201(b) of Regulation
S-K.

Shares Eligible for Future Sale, page 73
36. Please revise as appropriate to clarify that the 10,022,500 shares of restricted common stock outstanding, as referenced here, are the same as the shares issued in the proposed spin-off, and specifically identify the holders of this restricted stock.

Underwriting, page 77
Electronic Distribution, page 79

37. We note that one or more of the underwriters may distribute prospectuses electronically. Please supplementally confirm that their procedures have been cleared with us.
38. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website and describe the material terms of the agreement. Provide us also with copies of any information concerning your company or prospectus that may have appeared on their website.


Consolidated Balance Sheets, page F-4
39. We note from your disclosure in Note 1 (f) that Other Assets is wholly and completely comprised of intangible assets as of December
31, 2003. Please revise your balance sheet presentation to more accurately caption this line item as required by paragraph 42 of SFAS
141.

Consolidated Statements of Shareholders` Equity, page F-6
40. Please supplementally explain to us the facts and circumstances surrounding the $4.997 million reclassification of the amounts due to
CenTra in fiscal 2002.

(1) Summary of Significant Accounting Policies, page F-8
(h) Freight Revenue and Related Expenses, page F-9
41. We note that your disclosure of revenue recognition policies related to freight delivery services appear to also cover your brokerage revenues. Supplementally explain to us how these revenues are earned, how your obligations and risks compare with the third party trucking company contracted, and how these obligations and risks differ from those you assume in your ordinary truckload operations. Include in your response justification for gross recognition using the arguments set forth in EITF 99-19.
42. Please expand your accounting policies footnote to also address revenue recognition on intermodal support services.
43. You disclose the fact that you impose and collect surcharges to address fluctuations in fuel prices and you pass these surcharges directly on to owner-operators. Please quantify the amount of such surcharges recorded in each period for which an annual or interim income statement has been presented. Disclose these amounts in your
MD&A discussions of operations as well, if significant.

(l) Segment Information, page F-10
44. We note from your discussion of your business and your presentation of revenues on your consolidated statements of income that you have three primary main sources of revenue including your truckload business, your brokerage business, and your intermodal business. Supplementally and in detail explain why these activities do not constitute separate operating segments pursuant to the guidance in paragraphs 10-15 of SFAS 131.


(3) Transactions with CenTra and Affiliates, page F-12
45. If practicable, please disclose management`s estimate of what the expenses associated with CenTra provided services would have been on a stand alone basis as contemplated by the Interpretive Response to
Question 2 of SAB Topic I-B.
46. Please expand your disclosures to explain how interest charges and interest income are computed on financing arrangements with your parent pursuant to the Interpretive Response to Question 4 of SAB Topic I-B.

(11) Subsequent Events, page F-17
Acquisition of AFA Enterprises, Inc., page F-17
47. Supplementally explain to us the facts and circumstances justifying a useful life of 15 years for customer relationships acquired through the AFA acquisition.
48. The responsibility for the valuation of assets and liabilities acquired and for the purchase price allocation lies with management.
Please revise your footnote to clarify this fact. Further, if you elect to make reference to an independent valuation in your footnote, you should identify the appraiser as an expert in your registration statement. You should also include his consent in that document. This comment applies to disclosures in your interim financial statements as well.

Consolidated Balance Sheets, page F-20
49. If a planned distribution to owners is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual should be presented alongside the historical balance sheet. This pro forma balance sheet should not reflect the offering proceeds. We refer both to the cash dividends discussed in your footnote and to the $47.5 million dividend to CenTra to be declared prior to the spin off. Please revise or advise.
50. If a distribution to owners is to be paid out of proceeds of the offering rather than from the current year`s earnings, in addition to your historical earnings per share presentation, pro forma per share data should be presented for the most recent fiscal year and interim period only giving effect to the number of shares whose proceeds would be necessary to pay the dividend. To the extent that a dividend declared during the latest fiscal year exceeded earnings during the previous twelve months, we would presume that your intention was to pay it out of offering proceeds. Please refer to SAB I-B-3 and revise your filing as appropriate.


(4) Intangible Assets, page F-25
51. We note from your disclosure in your unaudited consolidated financial statements that Other Assets consisted solely of intangible assets at December 31, 2003, but included $322,000 of assets other than intangibles at July 3, 2004, ($940,000 per disclosure versus $1,162,000 per balance sheet). Please supplementally explain and revise your disclosure to indicate to us the nature of the additional
$322,000.

(8) Subsequent Events, page F-26
52. We note from your disclosure on page F-28 that in October 2004 you declared three in-kind dividends to CenTra, the third of which was a right of first refusal and an option to reacquire certain real estate obtained from CenTra on December 31, 2003. Please supplementally explain to us and revise your subsequent event disclosure to indicate how you valued and recorded this dividend. Also, please revise your subsequent events disclosure to indicate the value assigned.

AFA Enterprises
Tax Status, page F-35
53. As AFA is treated as an S Corporation, please expand your annual and interim income statements to also disclose, on a pro forma basis, what tax expense and after-tax net income would have been had AFA been treated as a taxable corporation. Refer, by analogy, to SAB Topic I-B, Sections 1 and 2 for guidance.

Note 9 - Restatement, page F-38
54. Supplementally advise us whether this is the year in which the restatement was made. If true, it appears that an explanatory paragraph in the auditor`s report would be appropriate. Please revise or advise.

Condensed Consolidated Balance Sheets, page F-39
55. Refer to the line item captioned "Property, Plant and Equipment."
You appear to be disclosing three accumulated depreciation balances for the two balance sheets presented. Please revise or advise.

Part II
Item 13.  Other Expenses of Issuance and Distribution, page II-1
56. Please confirm that you will provide the amount of expenses in connection with the issuance and distribution, or an estimate of those amounts, in your next amendment.

Item 15.  Recent Sales of Unregistered Securities, page II-2
57. We note that this section is incomplete. Please provide all information required by Item 701 of Regulation S-K in the next amendment.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 942-2885 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
      Branch Chief


cc:	William B. Brentani, Esq.
      Simpson Thacher & Bartlett LLP
	via facsimile:  650-251-5002
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Robert E. Sigler
Universal Truckload Services, Inc.
Page 1